SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Bank of America Corporation

NAME OF PERSON RELYING ON EXEMPTION: CtW Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 L Street, N.W., Suite 900, Washington, D.C. 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

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[This reference is to our exempt solicitation, a copy of which is available at https://static1.squarespace.com/static/5d374de8aae9940001c8ed59/t/6058dace69ef9622a8dce374/16 16435918880/BofA_Exempt+Solicitation_Equity+Audit_Final.pdf ]

[This reference is to an article in American Banker, available at https://www.americanbanker.com/list/proxy-battles-to-watch-at-banks-annual-meetings ]